(Excerpt Translation)


                                                                   July 20, 2004
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. ("Stock Acquisition Rights") in June 2004 (the "Current Month").


1.   Summary

     Number of listed shares as of the end of the           3,609,997,492 shares
     proceeding month

     Total number of shares changed during the                          0 shares
     month

     (out of which, as a result of exercise of Stock                  (0 shares)
     Acquisition Rights)

     (out of which, as a result of other reasons)                     (0 shares)

     Number of listed shares as of the end of the           3,609,997,492 shares
     Current Month

2. Stock Acquisition Rights Exercised (Bonds with detachable warrants to subscribe for shares)

     Aggregate face value of the bonds allotted to               JPY 600,000,000
     the outstanding warrants as at the end of the month

     Aggregate face value of the bonds originally                          JPY 0
     allotted to the warrants exercised during the month

     Aggregate face value of the bonds as allotted               JPY 600,000,000
     to the outstanding warrants at the end of the Current Month


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[Details of Shares Delivered (Issued or Transferred) upon Exercise of Stock
Acquisition Rights]

(1)  Number of shares

     Total number of shares delivered during the                        0 shares
     Current Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred                      (0 shares)
     from treasury shares)

(2)  Issue price

     Aggregate issue price during the Current                              JPY 0
     Month

     (out of which, aggregate amount of newly                            (JPY 0)
     issued shares)

     (out of which, aggregate amount of shares                           (JPY 0)
     transferred from treasury shares)